UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38764

Aptorum Group Limited

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following exhibits are attached.

Exhibit	Description
99.1	Press Release dated September 9, 2019: Aptorum Group Limited Reports Financial Results and Business Update for the Six Months Ended June 30, 2019

99.2	Corporate Presentation

99.3	Press Release dated September 9, 2019: Aptorum Group Has Initiated IND-Enabling Studies For Its ALS-4 Small Molecule Candidate For The Treatment Of Infections Caused By Staphylococcus Aureus Including MRSA

99.4	Press Release dated September 9, 2019: Aptorum Group Announces the Development of Microbiome Drug Candidate Targeting Obesity and Repurposed Drug Candidates Targeting Neuroblastoma

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2019

Aptorum Group Limited

By:	/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 9, 2019: Aptorum Group Limited Reports Financial Results and Business Update for the Six Months Ended June 30, 2019

99.2	Corporate Presentation

99.3	Press Release dated September 9, 2019: Aptorum Group Has Initiated IND-Enabling Studies For Its ALS-4 Small Molecule Candidate For The Treatment Of Infections Caused By Staphylococcus Aureus Including MRSA

99.4	Press Release dated September 9, 2019: Aptorum Group Announces the Development of Microbiome Drug Candidate Targeting Obesity and Repurposed Drug Candidates Targeting Neuroblastoma

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